September 6, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Jim Rosenberg
Re:	Erie Indemnity Company Form 10-K for the Fiscal Year Ended December 31, 2006 Filed February 26, 2007 File No. 0-24000
Ladies and Gentlemen:
We acknowledge receipt of the letter dated August 22, 2007 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding Form 10-K for the fiscal year ended December 31, 2006 of Erie Indemnity Company (the “Company”). The Company hereby requests additional time to respond to the Staff’s comments. The Company intends to respond to the Staff’s comments by September 13, 2007.
If you have any questions, please do not hesitate to contact Philip A. Garcia, Executive Vice President and Chief Financial Officer, at (814) 870-2286.
Sincerely,
/s/ James J. Tanous
James J. Tanous
Executive Vice President, Secretary and General Counsel